CUSIP No. 886374107	13G

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Tidelands Bancshares, Inc.

(Name of Issuer)

Common Stock ($0.01 par value)

(Title of Class of Securities)

886374107

(CUSIP Number)

December 31, 2012

(Date of Event, Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 886374107		13G

1.	Names of Reporting Persons. Tidelands Bancshares, Inc. Employee Stock Ownership Plan (IRS Identification No. 20-7420042)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Employee stock ownership plan organized in the State of South Carolina

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 257,149

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power 257,149

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 257,149

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.0%

12.	Type of Reporting Person (See Instructions) EP

CUSIP No. 886374107	13G

SCHEDULE 13G

Item 1(a).	Name of Issuer: Tidelands Bancshares, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 875 Lowcountry Boulevard Mount Pleasant, SC 29464

Item 2(a).	Name of Person Filing: Tidelands Bancshares, Inc. Employee Stock Ownership Plan
Item 2(b).	Address of Principal Business Office or, if none, Residence: c/o Thomas H. Lyles, TTEE 840 Lowcountry Boulevard Mount Pleasant, SC 29464
Item 2(c).	Citizenship: United States of America (South Carolina)
Item 2(d).	Title of Class of Securities: Common Stock (with $0.01 par value).
Item 2(e).	CUSIP Number: 886374107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person filing is a:
(f) ☒ An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)

CUSIP No. 886374107	13G

Item 4.	Ownership
(a) Amount beneficially owned: 257,149
(b) Percent of class: 6.0%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 257,149
(ii) Shared power to vote or to direct the vote: - 0 -
(iii) Sole power to dispose or to direct the disposition of: 257,149
(iv) Shared power to dispose or to direct the disposition of: - 0 -

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

CUSIP No. 886374107	13G

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TIDELANDS BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

Date: January 11, 2013	By:	/s/	Thomas H. Lyles
Thomas H. Lyles
Trustee